                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                           Tweedy, Browne Company L.P.


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                                SYMS CORPORATION
                                (Name of Issuer)


                     Common Stock, Par Value $0.05 per Share
                         (Title of Class of Securities)

                                    871551107
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                October 28, 1995
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 871551107                                     Page___of___Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Tweedy, Browne Company L.P.("TBC")

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                      (b) /X/


--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

       00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   / /
      TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
                       7  SOLE VOTING POWER TBC has sole voting power with
                          respect to 1,135,203 shares held in certain TBC
                          accounts (as hereinafter defined).  Additionally,
       NUMBER OF          certain of the general partners of TBC may be deemed
                          to have sole power to vote certain shares as more
        SHARES            fully set forth herein.
                       ---------------------------------------------------------
     BENEFICIALLY      8  SHARED VOTING POWER

       OWNED BY           0 shares
                       ---------------------------------------------------------
         EACH          9  SOLE DISPOSITIVE POWER 0 shares, except that certain
                          of the general partners of TBC, may be deemed to have
       REPORTING          sole power to dispose of certain shares as more fully
                          set forth herein.
        PERSON
                       ---------------------------------------------------------
         WITH          10 SHARED DISPOSITIVE POWER
                          1,226,647 shares held in accounts of TBC (as hereinafter defined).

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,226,647 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/X/


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.93%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      BD, IA and PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871551107                                     Page___of___Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       TBK Partners, L.P. ("TBK")

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                      (b) /X/


--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

       WC and BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   / /
      TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
                       7  SOLE VOTING POWER 64,510 shares, except that the
                          general partners in TBK, solely by reason of their
        NUMBER OF         positions as such, may be deemed to have shared power
                          to vote these shares.
         SHARES
                       ---------------------------------------------------------
      BENEFICIALLY     8  SHARED VOTING POWER

        OWNED BY          0 shares
                       ---------------------------------------------------------
          EACH         9  SOLE DISPOSITIVE POWER 64,510 shares, except that the
                          general partners in TBK, solely by reason of their
        REPORTING         positions as such, may be deemed to have shared power
                          to vote these shares.
         PERSON
                       ---------------------------------------------------------
          WITH         10 SHARED DISPOSITIVE POWER

                          0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          64,510 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.36%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871551107                                     Page___of___Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Vanerbilt Partners, L.P. ("Vanderbilt")

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                      (b) /X/


--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

       WC and BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   / /
      TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
                       7  SOLE VOTING POWER 16,000 shares, except that the
                          general partners in Vanderbilt, solely by reason of
        NUMBER OF         their positions as such, may be deemed to have shared
                          power to vote these shares.
         SHARES
                       ---------------------------------------------------------
      BENEFICIALLY     8  SHARED VOTING POWER

        OWNED BY          0 shares
                       ---------------------------------------------------------
          EACH         9  SOLE DISPOSITIVE POWER 16,000 shares, except that the
                          general partners in Vanderbilt, solely by reason of
        REPORTING         their positions as such, may be deemed to have shared
                          power to vote these shares.
         PERSON
                       ---------------------------------------------------------
          WITH         10 SHARED DISPOSITIVE POWER

                          0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,000 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.09%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

         This Amendment is being filed because the filing persons may be deemed to be members of a group comprised of Tweedy, Browne Company L.P. ("TBC"), TBK Partners, L.P. ("TBK") and Vanderbilt Partners, L.P. ("Vanderbilt"), which group may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the Common Stock of Syms Corporation and is prompted by an examination on October 28, 1995 of the Issuer's Form 10Q dated June 30, 1995. However, the filing of this Amendment should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations, each of TBC, TBK and Vanderbilt hereby amend their respective Statements on Schedule 13D, relating to the Common Stock of Syms Corporation. TBC, TBK and Vanderbilt filed a Statement on Schedule 13D, dated August 26, 1994, which was amended by TBC, TBK and Vanderbilt on January 5, 1995 and July 6, 1995. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this Amendment also includes an amended and restated composite of all paper filings to date made by TBC, TBK and Vanderbilt, respectively, on Schedule 13D with respect to Syms Corporation.

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, $0.05 par value (the "Common Stock"), of Syms Corporation (the "Company"), which, to the best knowledge of the persons filing this Schedule 13D, is a company organized under the laws of Delaware, with its principal executive offices located at Syms Way, Secaucus, New Jersey 07094.

ITEM 2. IDENTITY AND BACKGROUND

         (a) The persons filing this Schedule 13D are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. Annexed as Exhibit 99.1, which is incorporated by reference herein, is an agreement among TBC, TBK and Vanderbilt that this
Schedule 13D is filed on behalf of each of them. The filing of this Schedule 13D should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

         This Schedule 13D contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

         The general partners of TBK are Christopher H. Browne, William H. Browne, Thomas P. Knapp and John D. Spears. The general partners of TBC and Vanderbilt are Christopher H. Browne, William H. Browne and John D. Spears (the "General Partners"). By reason of their positions as such, the general partners of TBK may be deemed to control TBK and the general partners of TBC and Vanderbilt may be deemed to control TBC and Vanderbilt, respectively.

         (b) The business address of each of TBC, TBK, Vanderbilt, the General Partners and Thomas P. Knapp is 52 Vanderbilt Avenue, New York, New York 10017.

         (c) TBC is engaged primarily in the business of a securities broker and dealer and investment adviser, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

         TBK is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

         Vanderbilt is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

         The present principal occupation of each of the General Partners is serving as such for TBC, TBK and Vanderbilt. The present principal occupation of Thomas P. Knapp is serving as a general partner in TBK. The principal business address of each of TBC, TBK and Vanderbilt is set forth above.

         (d) None of TBC, TBK, Vanderbilt, Thomas P. Knapp, nor any General Partner has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) None of TBC, TBK, Vanderbilt, Thomas P. Knapp, nor any General Partner has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

         (f) Each of TBC, TBK and Vanderbilt is a Delaware limited partnership. Each of the General Partners and Thomas P. Knapp is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 1,226,647 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $9,446,649.

         The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at Fleet Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Fleet Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chemical Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

         As of the date hereof, TBK beneficially owns directly 64,510 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBK Shares, including brokerage commissions, was $451,177.

         It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 hereof), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

         TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. As of the date hereof, TBK has a loan outstanding with Chemical Bank in the amount of $20,000.00. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chemical Bank. TBK's funds on hand have also included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with The Bank of New York, New York, New York. Pursuant to that understanding, TBK may borrow funds at the brokers' call rate charged from time to time by The Bank of New York. As of the date hereof, TBK has a loan outstanding with The Bank of New York in the amount of $10,000.00. Borrowings made by TBK pursuant to its understandings with Chemical Bank and The Bank of New York are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowings from Chemical Bank or The Bank of New York were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

         As of the date hereof, Vanderbilt beneficially owns directly 16,000 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $109,291.

         It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see
Item 4 hereof), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

         Vanderbilt's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. No borrowings from Chemical Bank were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 4.  PURPOSE OF TRANSACTION

         Each of TBC, TBK and Vanderbilt has acquired the shares of Common Stock owned by it for investment purposes and for none of the reasons enumerated in
Item 4 of Schedule 13D, except that TBC, TBK and Vanderbilt may dispose of all or some of the TBC Shares, the TBK Shares and the Vanderbilt Shares, respectively, or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. Currently, TBC, TBK and Vanderbilt intend to acquire additional shares of Common Stock in the open market, depending upon the price of the Common Stock from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 1,226,647 shares of Common Stock, which constitutes approximately 6.93% of the 17,694,015 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         As of the date hereof, TBK beneficially owns directly 64,510 shares of Common Stock, which constitutes approximately 0.36% of the 17,694,015 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

         As of the date hereof, Vanderbilt beneficially owns directly 16,000 shares of Common Stock, which constitutes approximately 0.09% of the 17,694,015 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 1,307,157 shares, which constitutes approximately 7.39% of the 17,694,015 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemd to be the beneficial owner by reason of his being a general partner of TBC, TBK and Vanderbilt, respectively, is 1,307,157 shares, which constitutes approximately 7.39% of the 17,694,015 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 64,510 shares of Common Stock which constitutes approximately 0.36% of the 17,694,015 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 1,226,647 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 1,135,203 shares of Common Stock held in certain TBC Accounts.

         Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 1,135,203 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         (c) No transactions in Common Stock were effected by Vanderbilt during the sixty-day period ended as of the date hereof. During the sixty-day period ended as of the date hereof, TBC and TBK have purchased and sold shares of the Common Stock in open market transactions, as follows:

REPORTING                           NO. OF SHARES             NO. OF SHARES             PRICE
PERSON            DATE              PURCHASED                     SOLD                  PER SHARE
TBC Accounts      12/08/95                                    1,255                     $7 7/8
                  01/16/96          57,500                                              $7 1/8

TBK               01/16/96          20,000                                              $7 1/8

         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described herein, none of TBC, TBK or Vanderbilt, nor, to the best knowledge of TBC, TBK or Vanderbilt, any other person named in
Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99.1 - - Agreement pursuant to Rule 13d-1(f)(1)(iii).

                                    SIGNATURE


         Each of Tweedy, Browne Company L.P., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement (which includes the Exhibit annexed hereto) is true, complete and correct.

                                                     TWEEDY, BROWNE COMPANY L.P.



                                                     By
                                                       -------------------------
                                                       Christopher H. Browne
                                                       General Partner



                                                     TBK PARTNERS, L.P.



                                                     By
                                                       -------------------------
                                                       Christopher H. Browne
                                                       General Partner



                                                     VANDERBILT PARTNERS, L.P.



                                                     By
                                                       -------------------------
                                                       Christopher H. Browne
                                                       General Partner




Dated: January 24, 1996